FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2005

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

News Release

For Release: Wednesday, March 9, 2005

AMCOR WINS HIGH COURT DECISION

Amcor announces today the favourable decision of the High Court in the matter of Amcor versus the CFMEU and is pleased its resolve in pursuing the matter to the High Court has been rewarded. The Federal Court had previously decided that the demerger of PaperlinX from Amcor in April 2000, and the necessary transfer of employees from Amcor to PaperlinX connected with that demerger, triggered an entitlement to redundancy/severance payments. The High Court decision today overturns the earlier decisions of the Federal Court and finds that no such entitlement arises.

ENDS

For further information please contact:
John Murray	Bert Guy
Executive General Manager	Company Secretary
Corporate Affairs	Amcor Limited
Amcor Limited	Ph: +61 3 9226 9037
Ph: 0407 533 255

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 9050

www.amcor.com

For release: Friday, March 18, 2005

AMCOR COMMENT ON RATINGS ANNOUNCEMENT

Standard & Poor’s Ratings Services announced today that it has lowered Amcor’s corporate credit ratings from BBB+/A-2 to
BBB/A-3. The outlook for the rating has been set at negative. The subordinated debt (PRIDES) rating has been lowered by one grading to BBB- and the junior subordinated debt (PACRS) has been lowered to BB+.

Amcor’s outstanding debt, including hybrid instruments, totalled AUD 3.4 billion at 31 December 2004 with approximately 65% at fixed rates and 35% at floating rates. The average maturity of non-current debt is six years with staggered maturities out to December 2017, thus limiting refinancing risk.

A credit rating pricing grid is included in Amcor’s major debt facilities and the downgrade will have an impact on the cost of floating rate debt. On a full year, going forward basis the impact is not expected to exceed AUD 5.0 million per annum with an insignificant effect in the 2004/05 year. Interest cover at the EBITDA level remains strong at 6.8 times, based on the half year results to 31 December 2004.

Amcor continues to receive good support from credit providers in the bank debt and capital markets.

ENDS

For further information please contact:

W. Peter Day

Executive General Manager, Finance

Amcor Limited

Ph: +61 3 9226 9007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amcor Ltd

	By:	/s/ BERT GUY
	Name:	Bert Guy
	Title:	Company Secretary

Date March 21, 2005